Exhibit 99.3

UTRECHT, The Netherlands, Feb. 14, 2018 (GLOBE NEWSWIRE) — Merus N.V. (Nasdaq:MRUS), a clinical-stage immuno-oncology company developing innovative bispecific antibody therapeutics (Biclonics®), today announced that it has agreed to sell 3.1 million shares of its common shares to Biotechnology Value Fund, L.P. and certain of its affiliates (BVF), Aquilo Capital Management (Aquilo), Sofinnova Venture Partners L.P., and LSP Life Sciences Fund NV in a private placement. Merus anticipates aggregate gross proceeds from the offering will be approximately $55.8 million based on the offering price of $18 per share, representing a premium of approximately 9% from the close of trading on February 13, 2018. The offering is expected to close on or about February 15, 2018, subject to customary closing conditions. The company intends to use the proceeds from this private placement to continue to fund Merus’ product candidates in clinical and preclinical development, as well as for general corporate purposes.

Mark Lampert, President of BVF, and Marc Schneidman, Chief Investment Officer of Aquilo, stated, “BVF and Aquilo believe strongly in the fundamental value of Merus and the Biclonics® technology. We are privileged to make this investment in the Company and value the opportunity to provide additional leverage to the clinical development of very promising drug candidates that we believe will yield meaningful clinical data in the near future.”

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state.

These securities are being sold in a private placement and have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration with the Securities Exchange Commission or an applicable exemption from such registration requirements.

About Merus N.V.

Merus is a clinical-stage immuno-oncology company developing innovative full-length human bispecific antibody therapeutics, referred to as Biclonics®. Biclonics®, which are based on the full-length IgG format, are manufactured using industry standard processes and have been observed in preclinical and clinical studies to have several of the same features of conventional human monoclonal antibodies, such as long half-life and low immunogenicity. Merus’ most advanced bispecific antibody candidate, MCLA-128, is being evaluated in a Phase 2 combination trial in two metastatic breast cancer populations. MCLA-128 is also being evaluated in a Phase 1/2 clinical trial in Europe in gastric, ovarian, endometrial and non-small cell lung cancers. Merus’ second most advanced bispecific antibody candidate, MCLA-117, is being developed in a Phase 1 clinical trial in patients with acute myeloid leukemia. The Company also has a pipeline of proprietary bispecific antibody candidates in preclinical development, including MCLA-158, which is designed to bind to cancer stem cells and is being developed as a potential treatment for colorectal cancer and other solid tumors, as well as MCLA-145, which is designed to bind to PD-L1 and a non-disclosed second immunomodulatory target, which is being developed in collaboration with Incyte Corporation. For additional information, please visit Merus’ website, www.merus.nl.

Forward Looking Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the expected timing for the closing of the private placement, the expected use of proceeds from the private placement, the value of Merus and the Biclonics® technology, the promise of Merus’ drug candidates, the results and timing of future clinical data and the treatment potential of MCLA-158 and MCLA-145.

These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our need for additional funding, which may not be available and which may require us to restrict our operations or require us to relinquish rights to our technologies or Biclonics® and bispecific antibody candidates; potential delays in regulatory approval, which would impact our ability to commercialize our product candidates and affect our ability to generate revenue; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; the unpredictable nature of our early stage development efforts for marketable drugs; potential delays in enrollment of patients, which could affect the receipt of necessary regulatory approvals; our reliance on third parties to conduct our clinical trials and the potential for those third parties to not perform satisfactorily; we may not identify suitable Biclonics® or bispecific antibody candidates under our collaboration with Incyte or Incyte may fail to perform adequately under our collaboration; our reliance on third parties to manufacture our product candidates, which may delay, prevent or impair our development and commercialization efforts; protection of our proprietary technology; our patents may be found invalid, unenforceable, circumvented by competitors and our patent applications may be found not to comply with the rules and regulations of patentability; we may fail to prevail in existing and potential lawsuits for infringement of third-party intellectual property; and our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks.

These and other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on April 28, 2017, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change, except as required under applicable law. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.

Contacts:

Investors:

Kimberly Minarovich

+1 646 368 8014

kimberly@argotpartners.com

Media:

David Rosen

+1 212-600-1902

David.rosen@argotpartners.com